Mail Stop 4-6

April 8, 2005


Mr. Yuchun Lee
Chief Executive Officer
Unica Corporation
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451-1379

Re:	Unica Corporation
	Amendment No. 3 to Registration Statement on Form S-1
	File No. 333-120615

Dear Mr. Lee:

      We have reviewed your amended filing and have the following comments.  We welcome any questions you may have about our
comments
or any other aspect of our review.   Feel free to call us at the
telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, pp. 54-57

1. Prior comment no. 8. We note that the $2.9 million increase in deferred license revenue related to invoiced licenses was due to "at least one of the revenue recognition criteria of SOP 97-2."
Revise
to include the description of the criteria not met for revenue recognition such as evidence of an arrangement, delivery, fixed or determinable fee or collectibility rather than merely referencing to
SOP 97-2 so that the readers of your financial statements can easily understand the basis for deferral of revenue.

Business

Customer Examples, pp. 68-69

2. Please confirm that your customers have agreed to their case studies being used in your registration statement.


Principal and Selling Stockholders

3. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are entities, such as Summit Partners. Please see Interpretation I.60 of our July
1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Financial Statements

Note 12.  Stockholders` Equity, pp. F-30 to F-33

4. Prior comment no.12. We note your response letters and discussion on page 33 in which you refer to fair value as the "deemed fair value." Deemed fair value is not appropriate terminology in light of the guidance in AICPA`s Practice Aid on "Valuation of Privately-Held-
Company Equity Securities Issued as Compensation." Fair value should be determined without this qualification. Please revise your disclosure throughout the filing.

5. It is not clear to us that your disclosure on pages 32 and 33 fully addresses paragraph 182 recommended disclosures from the Practice Aid. Your response on page 9 of your letter dated March 18,
2005 indicates that the company has done a retroactive assessment of the Deutsche Bank preliminary valuations of July 23, 2004, October 26, 2004 and January 27, 2005. We note that the retroactive assessment is therefore done by a related party as that term is contemplated in footnote 12 to paragraph 16 of the Practice Aid. We note the following:

The April 26, 2004 valuation

* The April 26, 2004 valuation does not appear to provide the disclosures under paragraph 182.a. which call for discussion of the significant factors, assumptions and methodologies used in determining that fair value. Revise to disclose what valuation assumptions and methods the company used to determine a fair value based on the principal factor of the strong operating results. Clearly disclose what reassessment valuation alternative was selected pursuant to paragraph 182.c. of the Practice Aid.

* Your disclosure indicates the use of a discount of 35% off of the midpoint of the assumed initial public offering price range. Explain to us how a discount, that reflects risks at April 26, 2004, is clearly demonstrated to be an objective determination of fair value.
Use of "rule of thumb" discounts is not an appropriate method of estimating the fair value of your stock. See footnote 4 to paragraph
4 of the Practice Aid.

* Revise your disclosure to address how each of the factors you disclose contributed to the difference (which you refer to as a discount) between the fair value of $6.75 and the midpoint of the initial price range.

July 23, 2004 valuation

* The principal objective evidence used for this valuation was the investment banking firm July 2004 valuation based on a market multiple approach containing its own assumptions. Because the company reassessed this valuation, provide the disclosures required by paragraph 182.a. of the Practice Aid that indicate what significant factors, assumptions and methodologies the company used to reassess fair value. The existing disclosure appears to note what the original valuation was based on, but not what the reassessment did with that original valuation. Revise to clearly disclose what reassessment valuation alternative was selected pursuant to paragraph
182.c. of the Practice Aid.

* Your disclosure indicates the use of a discount of 15% off of the midpoint of the assumed initial public offering price range. Explain to us how a discount that reflects risks at July 23, 2004 is clearly demonstrated to be an objective determination of fair value. Use of
"rule of thumb" discounts is not an appropriate method of estimating the fair value of your stock. See footnote 4 to paragraph 4 of the
Practice Aid.

* Revise your disclosure to address how each of the factors you disclose contributed to the difference (which you refer to as a discount) between the fair value of $9.00 and the midpoint of the initial price range.

* We note in your letter dated January 11, 2005 on page 31 that the valuation provided by Deutsche Bank in July 2004 was based on a high level estimate since at that time Deutsche Bank had not yet conducted any financial or other due diligence. Please provide us with sufficient and objective verifiable evidence to support your fair value of common stock of $9.00 on July 23, 2004.

October 28, 2004 valuation

* The principal objective evidence used for this valuation was the investment banking firm October 20, 2004 valuation based on a market multiple approach containing its own assumptions. Since the company reassessed this valuation provide the disclosures required by paragraph 182.a. of the Practice Aid that indicate what significant factors, assumptions and methodologies the company used to reassess fair value. The existing disclosure appears to note what the original valuation was based on, but not what the reassessment did with that original valuation. In addition, revise to clearly disclose what reassessment valuation alternative was selected pursuant to paragraph 182.c. of the Practice Aid.

* Please revise your disclosure to address why each of the factors you disclose did not contribute to a difference between the fair value of $10.50 and the midpoint of the initial price range.

January 27, 2005 valuation

* We note that the fair value of your common stock on January 27, 2005 was $9.00 per share, which was based on your initial public offering price and adjusted for cash dividend payouts, delay in the initial public offering and volatility in the market. Tell us how these factors contributed to a difference between the fair value of
$9.00 and the midpoint of the initial price range.   Please
provide a
detailed calculation and objective verifiable evidence to support your adjustments.

* By comparison of the valuation factors, assumptions and methodologies explain why the October 28, 2004 common stock fair value was determined to be $10.50 and the January 27, 2005 valuation was $9.00.

* Your response on page 9 of your letter dated March 18, 2005 indicates the use of a discount of 15% off of the midpoint of the assumed initial public offering range. Explain to us how a discount is clearly demonstrated to be an objective determination of fair value. Use of "rule of thumb" discounts is not an appropriate method of estimating the fair value of your stock. See footnote 4 to paragraph 4 of the Practice Aid.

* If use of the adjusted initial public offering price for January 27, 2005 was appropriate, tell us what impact the current initial public offering price had on the January 27, 2005 valuation.

6. We note that you issued 206,467 stock options on January 27, 2005.
Please tell us what consideration you gave to disclosure of the grant in the subsequent events footnote.

7. Supplementally provide the operating projections, analysis and/or valuation report used by Huron to determine the fair value of your common stock as of December 31, 2003. If they provided a presentation to your board of directors, please provide us with copies of that presentation.

8. Supplementally provide the operating projections and analysis and/or valuation reports used by Deutsche Bank used to determine the fair market values of your common stock on July 23 and October 26, 2004 and January 27, 2005. If they provided presentations to your board of directors, provide us with copies of those presentations.

9. We note on page 10 of your letter dated March 18, 2005 that your market multiple approach resulted in a fair value of $6.53 per common share on April 26, 2004 and the board of directors increased this amount to $6.75 per common share based on your operating results. Please provide us a detail calculation with objective verifiable evidence that supports the board determination.

Note 17.  Subsequent Events (Unaudited),  p. F-35

10. You disclose that the cash dividend pay out to holders of Series
B preferred stock on a pre-conversion basis is $.75 per share. However, in Note 11 you indicate that the conversion rate for one share of Series B preferred stock is two-thirds of one share of common stock. Based on the conversion rate disclosed, the cash dividend pay out to holders of Series B preferred stock on a pre-conversion basis should be $.50. Please revise accordingly.

11. Disclose within your second paragraph of Note 17 the total amount
of dividends to be paid to preferred stockholders and indicate that
the dividend of $30 per share for Series A preferred stock and
$.50
for Series B preferred stock are based on pre-conversion basis.
In
view of the complexity of the dividends relationship to the conversion at the initial public offering, include in the footnote a calculation table that readily reconciles to the pro-forma balance sheet dividend payable of $11.054 million.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kari Jin at (202) 842-5552, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 942-2949, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at
(202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	Peter B. Tarr, Esq.
	Mark L. Johnson, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone: (617) 526-6000
	Facsimile:  (617) 526-5000